Exhibit 12.1

Ratio of Earnings to Fixed Charges

	2015	2014	2013	2012
Pre tax income	6,810	7,292	20,283	(9,261)
Total fixed charges	15,073	12,604	11,849	12,321
	21,883	19,896	32,132	3,060

Interest expense	13,599	11,295	10,768	11,411
Estimated interest portion of rent expense (1)	1,474	1,309	1,081	910
	15,073	12,604	11,849	12,321

	21,883	19,896	50,784	3,060
	15,073	12,604	11,849	12,321

Earnings to combined fixed charges and preferred
stock dividend requirements including interest on
deposits	1.45	1.58	4.29	0.25

Ratio of earnings to fixed charges	1.45	1.58	4.29	0.25

(1) Estimated to be 33% of rent expense paid.